Dimensional

July 14, 2017

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Elisabeth Bentzinger

Re:	DFA Investment Dimensions Group Inc.
File Nos. 2-73948 and 811-3258

Dear Ms. Bentzinger:

On behalf of DFA Investment Dimensions Group Inc. (the "Registrant"), the following are the responses to the Staff's comments conveyed with regard to Post-Effective Amendment Nos. 209/210 to the Registration Statement of the Registrant (the "Amendment"), filed with the U.S. Securities and Exchange Commission (the "SEC") on May 2, 2017, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the "1933 Act"), for the purposes of registering the DFA
 MN Municipal Bond Portfolio (the "Portfolio").

Each SEC Staff comment is summarized below, followed by the Registrant's response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

Prospectus

1.	Comment. Please disclose any criteria as to duration or maturity the Portfolio may use in selecting municipal securities for investment.

Response.  The Portfolio will be managed with a view to capturing credit risk premiums and maturity risk premiums as described in the "Additional Information on Investment Objective and Policies" section of the Prospectus.  Further, the Registrant confirms supplementally that the Portfolio does not utilize a limit or range with respect to the maturity or duration of its investment portfolio.

2.
Comment.  Please include disclosure in the "Principal Investment Strategies" or "Additional Information on Investment Objective and Policies" sections of the Prospectus that indicates that the 80% policy applies to the value of  the Portfolio's net assets, plus the amount of any borrowings for investment purposes.

Response. The Registrant believes that the addition of this language to the 80% policy in the Prospectus would be confusing for investors. Since the Portfolio does not currently intend to

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borrow money for investment purposes, as noted on page 2 of the statement of additional information ("SAI"), the Registrant believes that including such language in the 80% policy in the Prospectus may mislead investors into believing that the Portfolio borrows money to use for investment.  The Portfolio has included this language in the disclosure regarding the 80% policy in the SAI.  If the Portfolio were to change its policy with respect to borrowing for investment purposes in the future, it would make the relevant changes to the disclosure regarding the 80% policy in the Prospectus.

3.
Comment.  In both the "Principal Risks" and the "Additional Information Regarding Investment Risks" section, disclose risks of the Portfolio investing more than 25% of its assets in particular segments of the municipal bond market such as health care, education, utilities and transportation.

Response.  The Registrant does not believe addressing specific risks of each segment is necessary as the Portfolio is not committing to investing at least 25% of its assets in any one sector.  Consistent with other municipal bond funds in the industry, the Portfolio will add a municipal project specific risk in the "Additional Information Regarding Investment Risks" section of the Prospectus.

4.	Comment. Briefly describe pre-refunded municipal securities in the Prospectus.

Response. The Registrant has added disclosure describing pre-refunded municipal securities in the "Additional Information on Investment Objective and Policies" section of the Prospectus.

5.
Comment.  The Prospectus includes disclosure about the ability to invest in exchange-traded funds ("ETFs") and affiliated and unaffiliated money market funds but does not include a corresponding risk regarding investments in other funds.  Please include a risk on investing in other funds risks.

Response.  The Registrant confirms that, at the present time, the Portfolio will not invest in ETFs or affiliated and unaffiliated money market funds as a principal investment strategy and, accordingly, has removed such disclosure from the Prospectus.

6.
Comment.  The principal risks should be disclosed in response to Item 9 of Form N-1A and the risks in the "Principal Risks" section of the Prospectus should be a summary of the Item 9 risk disclosure.  Please provide Item 9 risk disclosure for all of the risks disclosed in the "Principal Risks" section of the Prospectus.

Response.  The Portfolio discloses all of its principal risks in the "Principal Risks" section of the Prospectus in response to Item 4(b)(1) of Form N-1A. General Instruction C.3(a) states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.  The Registrant believes that each risk is appropriately disclosed in the "Principal Risks" section of the Prospectus. The Registrant does not believe it would be appropriate to shorten or summarize the current disclosure. To the extent that the Registrant

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believes additional information for any such risk is necessary and appropriate, additional detail is (e.g., "Derivatives Risk") and will be provided in response to Item 9(c) in the "Additional Information on Investment Objective and Policies" section.

7.	Comment. Pursuant to Item 9(a) of Form N-1A, please state the Portfolio's investment objective and, if applicable, state that its objective may be changed without shareholder approval.

Response.  The Portfolio discloses its investment objective in the summary section of the Prospectus in response to Item 2 of Form N-1A. Further, General Instruction C.3(a) states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus.  In addition, Item 9 of Form N-1A requires a fund to state, if applicable, that its investment objective may be changed without shareholder approval. The Registrant supplementally confirms that the Portfolio's investment objective is fundamental, and,  accordingly, it may not be changed without shareholder approval.

8.	Comment. Please describe in detail each policy in the summary section in greater detail in the "Additional Information on Investment Objective and Policies" section of the Prospectus.

Response.  The Portfolio currently discloses any additional information about a policy disclosed in the "Principal Investment Strategies" section in the "Additional Information on Investment Objective and Policies" section of the Prospectus to the extent that additional information about such policy is necessary and appropriate. General Instruction C.3(a) states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus. Therefore, the Portfolio does not repeat all of the disclosure contained in the "Principal Investment Strategies" section of the Prospectus.

9.	Comment. Please supplementally disclose the broad-based securities market index to be utilized by the Portfolio.

Response.  The Registrant confirms supplementally that, currently, it is anticipated that the broad-based securities market index to be utilized by the Portfolio is the Bloomberg Barclays Minnesota Municipal Bond Index; however, this is subject to change in the future.

10.	Comment. Please disclose more detail about the state-specific risks for the Portfolio in the "Additional Information Regarding Investment Risks" section of the Prospectus.

Response. The Registrant has added the additional risk disclosure.

11.
Comment.  If the Portfolio will include underlying funds' investments for purposes of its 80% investment policy, please disclose that such investments will be included for purposes of complying with the Portfolio's 80% policy.

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Response.  As noted above, at the present time, the Portfolio will not invest in ETFs or affiliated and unaffiliated money market funds as a principal investment strategy.  The Registrant, however, confirms supplementally that to the extent the Portfolio invests in ETFs or affiliated and unaffiliated money market funds, it will include the underlying funds' investments for purposes of complying with its 80% investment policy.

Statement of Additional Information

12.	Comment. Please revise the paragraph explaining the application of the concentration policy to be consistent with the stated policy.

Response. The Registrant has revised the disclosure accordingly.

13.	Comment. Please include a statement that the concentration policy does apply to the tax-exempt securities of non-governmental issuers.

Response. The requested disclosure has been added.

14.
Comment.  For each disinterested Director and their immediate family members, please include the information required by Item 17(b)(5) of Form N-1A regarding each class of securities owned beneficially or of record in: (i) an investment adviser or principal underwriter of the Registrant; or (ii) a person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with an investment adviser or principal underwriter of the Registrant.

Response.  To the best of the Registrant's knowledge based on information periodically requested of and provided by the Registrant's disinterested Directors, none of the Registrant's disinterested Directors (or their immediate family members) is a beneficial or record owner of any class of securities of the Advisor or the Registrant's principal underwriter, or any person directly or indirectly controlling, controlled by, or under common control with, the Advisor or the Registrant's principal underwriter.  In the absence of any such ownership, the Registrant does not believe that this requires disclosure in the SAI.

15.
Comment.  With respect to the Fee Waiver and Expense Assumption Agreement, please include the statement that prior year expenses can be recaptured only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.

Response. The Registrant has revised the disclosure accordingly.

16.	Comment. Please update the information in the "Other Managed Accounts" section to be as of the most recent practicable date. The current information is as of January 31, 2017.

Response. The Registrant has revised the disclosure accordingly.

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17.	Comment. Please include the number of accounts subject to a performance fee in the "Other Managed Accounts" section.

Response. As of the date indicated in the SAI, neither portfolio manager managed an account subject to a performance fee.

Part C

18.	Comment. Please file the securities opinion for the Portfolio as an exhibit to the Part C.

Response. The securities opinion for the Portfolio will be included as an exhibit to the Part C filed with the 485(b) filing.

19.	Comment. Please file a consent of counsel pursuant to Item 28(i) of Form N-1A.

Response.  As noted above, counsel will provide a securities opinion for the Portfolio regarding the legality of the securities being registered, stating whether the securities will, when sold, be legally issued, fully paid, and nonassessable as an exhibit to the Part C filed with the 485(b) filing.  The Registrant is not aware of any legal requirement to provide an additional consent of counsel.  Although the Registrant identifies Stradley, Ronon, Stevens & Young, LLP as the counsel of the Registrant in the Portfolio's SAI, the Registrant has not stated that Stradley, Ronon, Stevens & Young, LLP has prepared or certified any disclosure contained in the Prospectus or SAI and, therefore, does not believe that Section 7 of the 1933 Act applies.

* * * * * *
Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Carolyn L. O
Carolyn L. O, Esq.
Vice President and Secretary
DFA Investment Dimensions Group Inc.